UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)



                                  Emageon Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29076V109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                 with a copy to:
     Augustus K. Oliver                          Allen B. Levithan, Esq.
     Oliver Press Partners, LLC                  Lowenstein Sandler PC
     152 West 57th Street                        65 Livingston Avenue
     New York, New York 10019                    Roseland, New Jersey 07068
     (212) 277-5654                              (973) 597-2406
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 22, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     29076V109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons:  Oliver Press Partners, LLC
     I.R.S. Identification Nos. of above persons (entities only):  20-2688930

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):   [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,569,360*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,569,360*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,569,360*
--------------------------------------------------------------------------------
12.  Check if  the Aggregate Amount  in Row (11)  Excludes Certain  Shares  (See
     Instructions):   [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):     16.6%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of 100 shares of common stock, par value $0.001 per share (the "Shares"), of Emageon Inc., a Delaware corporation, owned, as of June 22, 2008, by Davenport Partners, L.P., a Delaware limited partnership, 2,934,600 Shares owned by JE Partners, a Bermuda partnership, and 634,660 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

CUSIP No.     29076V109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons:  Oliver Press Investors, LLC
     I.R.S. Identification Nos. of above persons (entities only):  20-2688868

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):   [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,569,360*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,569,360*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,569,360*
--------------------------------------------------------------------------------
12.  Check if  the Aggregate Amount  in Row (11)  Excludes Certain  Shares  (See
     Instructions):   [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):   16.6%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  PN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of 100 shares of common stock, par value $0.001 per share (the "Shares"), of Emageon Inc., a Delaware corporation, owned, as of June 22, 2008, by Davenport Partners, L.P., a Delaware limited partnership, 2,934,600 Shares owned by JE Partners, a Bermuda partnership, and 634,660 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

CUSIP No.     29076V109
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Augustus K. Oliver

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):    [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,569,360*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,569,360*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,569,360*
--------------------------------------------------------------------------------
12.  Check if  the Aggregate Amount  in Row (11)  Excludes Certain  Shares  (See
     Instructions):   [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  16.6%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of 100 shares of common stock, par value $0.001 per share (the "Shares"), of Emageon Inc., a Delaware corporation, owned, as of June 22, 2008, by Davenport Partners, L.P., a Delaware limited partnership, 2,934,600 Shares owned by JE Partners, a Bermuda partnership, and 634,660 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

CUSIP No.     29076V109
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Clifford Press

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):   [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,569,360*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,569,360*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,569,360*
--------------------------------------------------------------------------------
12.  Check if  the Aggregate Amount  in Row (11)  Excludes Certain  Shares  (See
     Instructions):   [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  16.6%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of 100 shares of common stock, par value $0.001 per share (the "Shares"), of Emageon Inc., a Delaware corporation, owned, as of June 22, 2008, by Davenport Partners, L.P., a Delaware limited partnership, 2,934,600 Shares owned by JE Partners, a Bermuda partnership, and 634,660 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

CUSIP No.   29076V109


Item 4.   Purpose of Transaction
          ----------------------

          Item 4 is hereby amended by deleting Item 4 in its entirety and by substituting the following in lieu thereof:

          OPP, the investment adviser of the Partnerships, believes that the Company has available to it a number of strategic initiatives that will enhance its value, and has engaged in discussions with the Board and management of the Company to review these initiatives.

          On June 22, 2008, the Company entered into an agreement (the "Agreement"), with Charles A. Jett, Jr. (the Company's Chief Executive Officer), OPI, OPP and the Partnerships (OPI, OPP and the Partnerships collectively, the "OPP Investors") terminating the pending proxy contest with respect to the election of directors at the Company's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting").

          Pursuant to the terms of the Agreement, the OPP Investors irrevocably withdrew the nominations to the Board they had previously made, and terminated the pending proxy contest. The OPP Investors also agreed to vote their shares of the Company's common stock in favor of the Board's slate of nominees for the 2008 Annual Meeting.

          In addition, under the Agreement, the Company agreed to make the following changes to the size and composition of the Board:

          o The size of the Board was expanded, effective upon execution of the Agreement, from eight to ten members, and Augustus K. Oliver (a Managing Member of OPI and OPP) and Benner Ulrich (an employee of OPP) were appointed by the Board to fill the two new seats, with terms expiring in 2010. If each of Mr. Oliver and Mr. Ulrich are unable or unwilling to serve his entire term, a replacement independent director shall be selected by OPP to complete Mr. Oliver's or Mr. Ulrich's then remaining term, which individual shall not be affiliated with OPP, and shall be subject to the Board's approval not to be unreasonably withheld or delayed;

          o Upon his appointment to the Board, Mr. Ulrich was appointed as a new member of the Strategic Alternatives Committee, replacing one member thereof;

          o Upon his appointment to the Board, Mr. Ulrich was appointed to the Compensation Committee of the Board;

          o Mr. Jett agreed to resign from the Board, effective immediately following the 2008 Annual Meeting, and the Agreement provides that Douglas D. French will deliver, no later than June 27, 2008, his resignation from the Board effective immediately following the 2008 Annual Meeting. Mr. Jett will continue to serve, at the discretion of the Board, as the Company's Chief Executive Officer;

          o The Board will reduce its size from ten to nine members immediately following the resignations of Mr. Jett and Mr. French, and thereafter will not, without the written consent of the OPP Investors, take any action to change the size of the Board so long as either Mr. Oliver or Mr. Ulrich (or any replacement nominee for either Mr. Oliver or Mr. Ulrich) continues to serve on the Board;

          o The Board will appoint, subject to its approval based on a review and background check (such approval not to be unreasonably withheld), Bradley S. Karro to replace Mr. Jett on the Board. If Mr. Karro is not approved by the Board or otherwise chooses not to serve as a Board member, OPP is entitled to select a replacement nominee, subject to the Board's review and approval (such approval not to be unreasonably withheld or delayed). Upon the appointment of Mr. Karro (or his replacement nominee) to the Board, one member of the Board's Strategic Alternatives Committee (other than Mr. Ulrich) will be removed, and Mr. Karro (or his replacement nominee) will be appointed as a new member of the Strategic Alternatives Committee; and

          o As soon as reasonably practicable following the date of the Agreement, but in any event no later than June 27, 2008, one member of the Board with a term expiring in 2010 (other than Mr. Oliver or Mr. Ulrich) will resign from the Board, and be re-appointed by the Board as a director with a term expiring in 2009.

          Under the Agreement, the Company also agreed that the Strategic Alternatives Committee of the Board will have the authority to consider all strategic alternatives for the Company, including acquisitions, divestitures, reorganizations, recapitalizations, joint ventures, a sale of the Company and offerings of debt or equity securities, and to engage such advisers, including an investment banking firm, as it shall determine appropriate.

          The Agreement also provides that the Company would adjourn its 2008 Annual Meeting, which was scheduled for June 23, 2008, and will reconvene the meeting on July 8, 2008. At the reconvened meeting, stockholders of the Company will be asked to vote on the election of the Board's slate of director nominees and the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ended December 31, 2008.

          In addition, the Agreement provides that the Company will reimburse the OPP Investors for reasonable out-of-pocket fees and expenses incurred prior to June 22, 2008 in connection with their nominations and related filings, up to a maximum amount of $75,000.

          Depending  upon OPP's view of the  Company's  business  and  financial
prospects  and  general  market   conditions,   the  Partnerships  may  purchase
additional Shares or dispose of Shares at any time or from time to time.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended by deleting Item 6 in its entirety and by substituting the following in lieu thereof:

          As described in Item 4 above, on June 22, 2008, the Company entered into the Agreement with Mr. Jett and the OPP Investors. The description of the Agreement in Item 4 above and this Item 6 is subject to, and qualified in its entirety by, the full text of the Agreement, a copy of which is incorporated by reference as Exhibit 1 hereto.

          Except as described in this Schedule 13D, as amended, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between and among the OPP Investors and any person or entity.



Item 7.   Exhibits.
          --------

          1. Agreement, dated as of June 22, 2008, by and among Emageon Inc., a Delaware corporation, Charles A. Jett, Jr. and the other parties signatory thereto, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated June 22, 2008, filed by Emageon Inc. with the Securities and Exchange Commission.

          A. Joint filing agreement dated as of June 24, 2008 by and among Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            June 24, 2008


                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member


                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                            Augustus K. Oliver


                                            /s/ Clifford Press
                                            ------------------------------------
                                            Clifford Press



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A


                             JOINT FILING AGREEMENT
                             ----------------------



          The undersigned agree that this Schedule 13D Amendment No. 7 relating to the shares of common stock of Emageon Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).


                                            June 24, 2008


                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member



                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                            Augustus K. Oliver



                                            /s/ Clifford Press
                                            ------------------------------------
                                            Clifford Press